   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997



                                                      REGISTRATION NO. 333-39709

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                 RENT-WAY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  Pennsylvania                                     25-1407782
(State or other jurisdiction of incorporation or       (I.R.S. Employer Identification No.)
                 organization)

                              3230 WEST LAKE ROAD
                            ERIE, PENNSYLVANIA 16505
                                 (814) 836-0618
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                       WILLIAM E. MORGENSTERN, PRESIDENT
                              3230 WEST LAKE ROAD
                            ERIE, PENNSYLVANIA 16505
                                 (814) 836-0618
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

               John J. Zak, Esq.                             Valerie Ford Jacob, Esq.
 Hodgson, Russ, Andrews, Woods & Goodyear, LLP       Fried, Frank, Harris, Shriver & Jacobson
             1800 One M & T Plaza                               One New York Plaza
            Buffalo, New York 14203                        New York, New York 10004-1980
                (716) 848-1253                                    (212) 859-8000

                            ------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
                                  PRACTICABLE
              AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1997

                                2,587,250 SHARES

                                      LOGO

                                  COMMON STOCK

     Of the 2,587,250 shares of Common Stock offered hereby, 2,500,000 are being offered by Rent-Way, Inc. (the "Company") and 87,250 are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RWAY." On November 5, 1997, the last reported sale price of the Common Stock, on the Nasdaq National Market, was $18.25 per share. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================
                                                                                   Proceeds to
                     Price to           Underwriting          Proceeds to            Selling
                      Public             Discount(1)          Company(2)          Shareholders
---------------------------------------------------------------------------------------------------
Per Share......           $                   $                    $                    $
Total(3).......           $                   $                    $                    $
===================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $250,000 which will be payable by the Company.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 388,088 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
     the Price to Public will total $                , the Underwriting Discount
     will total $           and the Proceeds to Company will total $           .
     See "Underwriting."


     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing the shares offered hereby will be made against payment therefor at the office of NationsBanc Montgomery Securities,
Inc., on or about            , 1997.

                            ------------------------

NATIONSBANC MONTGOMERY SECURITIES, INC.

          RAUSCHER PIERCE REFSNES, INC.

                                                   THE ROBINSON-HUMPHREY COMPANY
                                           , 1997

[IN THIS SPACE ARE FOUR SEPARATE PHOTOGRAPHS OF THE INSIDE OF COMPANY STORES DEPICTING (1) A DISPLAY OF TELEVISIONS, (2) A BLACK DINETTE SET, (3) A KITCHEN DISPLAY IN WHICH A STORE EMPLOYEE INTERACTS WITH CUSTOMERS AND (4) A SET OF BUNKBEDS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in or incorporated by reference into this Prospectus. Unless otherwise noted, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Rent-Way, Inc. (the "Company") offers quality, brand name home entertainment equipment, furniture, major appliances and jewelry to customers under full-service rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. The Company has been engaged in the rental-purchase business since 1981 and as of September 30, 1997 operated 184 stores in 14 states and the District of Columbia. Management believes that the Company's rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise.

     The Association of Progressive Rental Organizations ("APRO"), an industry trade association, estimated that at the end of 1996 the U.S. rental-purchase industry consisted of approximately 7,500 stores that provided 5.8 million products to 2.9 million households. APRO estimates that the U.S. rental-purchase industry had gross revenues of $4.1 billion in 1996. The rental-purchase industry is highly fragmented. Based on APRO estimates, the ten largest industry participants account for less than 50% of total industry stores, and the majority of the industry consists of operations with fewer than 20 stores. Management believes that the rental-purchase industry is experiencing increasing consolidation due to, among other factors, the recognition by smaller operators of the increased operating efficiencies and better competitive position achievable through larger organizations, greater availability of capital for larger organizations, and the willingness of an older generation of operators to resolve succession issues through disposition of the business. Management believes that this trend toward consolidation in the industry presents an opportunity for the Company to continue to acquire additional stores on favorable terms.

     The Company opened its first store in 1981 and by 1993, as a result of acquisitions and new store openings, operated 19 stores in three states and had completed its initial public common stock offering. The Company subsequently accelerated its acquisition program and, as of September 30, 1997, operated 184 stores in 14 states and the District of Columbia as follows: Ohio (49), Michigan
(28), Pennsylvania (24), New York (20), Indiana (17), Maryland (11), Illinois
(8), Virginia (8), Florida (7), Delaware (4), Colorado (3), West Virginia (2), Kentucky (1), New Jersey (1) and Washington, D.C. (1). Primarily as a result of its acquisitions and the improved performance of its stores, the Company's total revenues and net income increased from $8.4 million and $0.2 million, respectively, for the year ended September 30, 1993 to $88.0 million and $5.4 million, respectively, for the year ended September 30, 1997. In addition, the Company's operating income as a percentage of total revenues improved from 8.2% for the year ended September 30, 1993 to 15.7% for the year ended September 30, 1997.

     On October 6, 1997, the Company signed a letter of intent to acquire substantially all of the assets of the Ace TV Rentals rental-purchase chain ("Ace Rentals"). Ace Rentals operates 46 stores in South Carolina and four stores in California. The purchase price for the Ace Rentals assets is estimated to be approximately $24.5 million. Subject to the satisfaction of certain conditions, including negotiation of a definitive purchase agreement, the Company expects to consummate the Ace Rentals acquisition in early January 1998.

                               BUSINESS STRATEGY

     The Company's business strategy is to continue to increase revenues and net income by: (i) increasing the number of stores it owns, primarily through acquisitions; (ii) emphasizing its customer-focused philosophy designed to make each customer feel "Welcome, Wanted and Important"; (iii) increasing the average revenue per unit rented by expanding the Company's offerings of higher priced lines of merchandise; (iv) closely monitoring each store's performance, particularly through the use of its proprietary management information system; and (v) emphasizing results-oriented compensation structures and offering intensive training programs for its employees. The Company's business strategy is designed to capitalize on the fragmentation and growth potential of the rental-purchase industry, which management believes should provide well-capitalized and customer-focused operators opportunities to grow primarily through acquisitions.

                                  THE OFFERING

Common Stock offered by the Company...     2,500,000 shares

Common Stock offered by the Selling
Shareholders..........................     87,250 shares(1)

Common Stock to be outstanding after
the Offering..........................     10,299,863 shares(1)(2)

Use of proceeds.......................     To repay outstanding indebtedness
                                           (including indebtedness incurred in
                                           connection with previous
                                           acquisitions) and for general
                                           corporate purposes, including
                                           acquisitions (including the Ace
                                           Rentals acquisition, if consummated).
                                           See "Use of Proceeds."

Nasdaq National Market symbol.........     RWAY
---------
(1) Includes 27,250 shares of Common Stock to be issued upon the exercise of outstanding warrants. See "Principal and Selling Shareholders."


(2) Excludes (i) 186,000 shares of Common Stock reserved for issuance upon the exercise of other outstanding warrants, of which warrants covering 105,000 shares have an exercise price of $9.94 per share and warrants covering 81,000 shares have an exercise price of $6.77 per share, (ii) 1,495,886 shares of Common Stock reserved for issuance upon the conversion of the Company's 7.0% Convertible Subordinated Debentures due 2007 (the "Debentures"), which Debentures have a conversion price of $13.37 per share and (iii) 1,264,640 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, which options have exercise prices ranging from $4.67 to $18.13 per share.

               SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA(1)

                                                         YEAR ENDED SEPTEMBER 30,
                                          -------------------------------------------------------
                                           1993       1994(2)     1995(3)     1996(4)     1997(5)
                                          -------     -------     -------     -------     -------
                                          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Total revenues.........................   $ 8,447     $14,008     $28,194     $51,171     $88,043
Operating income.......................       689         670       2,580       6,651      13,786
Net income.............................       173         217       1,009       2,847       5,416
Earnings applicable to common shares...       173         217         971       2,718       5,696
Earnings per common share--fully
  diluted..............................   $  0.07     $  0.06     $  0.22     $  0.45     $  0.72
OPERATING DATA:
Stores open at end of period...........        19          40          83         108         184
Comparable store revenue growth(6).....       5.5%       13.0%       15.1%        5.4%        7.6%
BALANCE SHEET DATA:
Rental merchandise, net................   $ 2,723     $ 7,068     $12,593     $17,862     $35,132
Goodwill, net..........................       436       4,336      14,893      21,867      43,447
Total assets...........................     7,784      15,129      36,155      49,974      96,288
Total debt.............................     3,858       7,255      19,151      12,979      48,156
Total liabilities......................     4,840       9,167      22,545      18,134      55,331
Redeemable preferred stock.............        --          --       2,750       1,121          --
Shareholders' equity...................     2,944       5,962      10,860      30,719      40,957

---------
(1) The comparability of the historical financial information and operating data for the periods presented has been affected by the acquisition of rental-purchase stores during these periods as discussed in the following footnotes.

(2) During the year ended September 30, 1994, the Company acquired 20 rental-purchase stores through its acquisition of D.A.M.S.L. Corp. on May 18, 1994.

(3) During the year ended September 30, 1995, the Company acquired 50 rental-purchase stores, 46 of which were acquired through the acquisition of McKenzie Leasing Corporation on July 21, 1995.

(4) During the year ended September 30, 1996, the Company acquired 32 rental-purchase stores in four separate transactions.

(5) During the year ended September 30, 1997, the Company acquired 92 rental-purchase stores, 15 of which were acquired on January 2, 1997 from Bill Coleman TV, Inc. and 70 of which were acquired on February 6, 1997 from Perry Electronics, Inc. d/b/a Rental King.

(6) Comparable store revenue growth for each period presented includes revenues of stores open throughout such period and the immediately preceding period.

                                  RISK FACTORS

     Prospective investors should carefully review the following factors, together with the information set forth elsewhere in or incorporated by reference into this Prospectus prior to purchasing any Common Stock offered hereby.

ACQUISITION RISKS

     The continued growth of the Company will depend, in part, on the Company's ability to acquire additional rental-purchase stores on favorable terms, to integrate the acquired stores into the Company's operations, and to enhance their performance. The Company will compete for acquisition opportunities with companies that have significantly greater financial and other resources. There can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates, that acquisition candidates, once located, will be acquired by the Company on terms comparable with terms available to its acquisition competitors, or that any operations that are acquired can be effectively and profitably integrated into the Company's existing operations. Furthermore, future acquisitions may negatively impact the Company's operating results, particularly during the periods immediately following an acquisition. The Company may acquire operations that are unprofitable or have inconsistent profitability. The inability to improve the profitability of such acquired stores could have a material adverse effect on the Company. The Company's acquisition strategy is also likely to place significant demands on the Company's management and its financial resources.

RISKS ASSOCIATED WITH PENDING ACE RENTALS TRANSACTION

     The Company has signed a letter of intent to acquire substantially all of the assets of Ace Rentals, a privately-owned rental-purchase concern operated through three affiliated corporations with 46 stores in South Carolina and four stores in California, for an estimated aggregate purchase price of approximately $24.5 million. Consummation of the Ace Rentals acquisition is subject to certain conditions, the satisfaction of which are outside the control of the Company, including the negotiation of a definitive purchase agreement and receipt of financing, consents to assignments of store leases, and consents of the Company's senior lenders. The Company intends to apply a substantial portion of the net proceeds of the Offering to the payment of the purchase price due on the Ace Rentals acquisition. However, the Company will not know whether the conditions to the closing of the Ace Rentals acquisition will be satisfied prior to the consummation of the Offering and, accordingly, an investor purchasing the Common Stock offered hereby will have no assurance that the Ace Rentals acquisition will in fact occur. Consequently, an investor in the Common Stock offered hereby should make an investment decision taking into consideration the possibility that the Ace Rentals acquisition will not be consummated. In the event that the Ace Rentals acquisition is not consummated, the Company will apply the net proceeds of the Offering not theretofore used to repay all amounts outstanding on its senior credit facility for general corporate purposes, including the acquisition of additional rental-purchase stores. Audited financial statements for Ace Rentals for years ending after December 31, 1994 are not available. Therefore, there may exist unanticipated or unknown problems or liabilities impacting the financial condition of Ace Rentals that audited financial statements may have revealed.

     The Ace Rentals acquisition, if consummated, will materially increase the scope of the Company's operations. The Company currently has no operations in South Carolina or California where the Ace Rentals stores are located. There can be no assurance that the stores acquired in the Ace Rentals acquisition will perform in accordance with management's expectations or that the Company will not encounter unanticipated problems or liabilities in connection with the acquisition or operation of such stores. Moreover, it is possible that the integration of the stores acquired in the Ace Rentals acquisition will require the dedication of management resources that otherwise would be dedicated to the day-to-day business of the Company's other stores.

RISKS ASSOCIATED WITH SIGNIFICANT GOVERNMENT REGULATION OF THE RENTAL-PURCHASE INDUSTRY

     Forty-five states have enacted laws specifically regulating the rental-purchase transaction, including all the states in which the Company's stores are located except New Jersey, where the Company operates only one store (which the Company intends to close or relocate out of state by the end of the year). These laws generally require certain contractual and advertising disclosures concerning the nature of the transaction and also provide varying levels of substantive consumer protection, such as requiring a grace period for late payments and contract reinstatement rights in the event the agreement is terminated for non-payment. The rental-purchase laws of some states, including Michigan, New York, Ohio, Pennsylvania and West Virginia, limit the total dollar amount of rentals that may be charged over the life of the rental-purchase agreement. The District of Columbia, where the Company operates one store, currently has no laws specifically regulating a rental-purchase transaction. The District of Columbia is subject to federal consumer credit laws of general application that the Federal Reserve Board of Governors and federal courts have interpreted as not to apply to a rental-purchase transaction as offered by the Company. If the Company acquires or opens new stores in states in which it does not currently operate, the Company will become subject to the rental-purchase laws of such states, if any. Furthermore, there can be no assurance against the enactment of new or revised rental-purchase laws that would have a material adverse effect on the Company.

     No federal legislation has been enacted regulating or otherwise impacting the rental-purchase transaction. From time to time, legislation has been introduced in Congress that would regulate the rental-purchase transaction, including legislation that would subject the rental-purchase transaction to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. Any such federal legislation, if enacted, could have a material adverse effect on the Company. See "Business--Government Regulation."

RISKS ASSOCIATED WITH PARTICIPATION IN HIGHLY COMPETITIVE RENTAL-PURCHASE
INDUSTRY

     The rental-purchase industry is highly competitive. The Company competes with other rental-purchase businesses and, to a lesser extent, with rental stores that do not offer their customers a purchase option. Competition is based primarily on rental prices and terms, product selection and availability, and customer service. With respect to consumers who are able to purchase a product for cash or on credit, the Company also competes with department stores, discount stores and retail outlets. These competitors may offer an installment sales program or may compete with the Company simply on the basis of product and price. Several competitors of the Company in the rental-purchase business are national in scope and have significantly greater financial and operating resources and name recognition than does the Company. There can be no assurance that the Company will be able to compete successfully against these competitors. Furthermore, additional competitors may emerge, especially since the cost of entry into the rental-purchase business is relatively low. Increased competition may have a material adverse effect on the Company.

SIGNIFICANT CONTINUING CASH REQUIREMENTS ASSOCIATED WITH THE COMPANY'S GROWTH STRATEGY

     The Company's cash requirements have been and will continue to be significant. In fiscal years 1995, 1996 and 1997, the Company used $1.7 million, $8.6 million and $25.9 million for acquisitions, respectively, and $9.2 million, $20.4 million and $27.6 million for purchases of rental merchandise, respectively. The continued pursuit of the Company's growth strategy will require significant additional capital resources. Capital is needed not only for acquisitions, but also to service acquisition-related debt, for the effective integration, operation and expansion of acquired rental-purchase stores and for the purchase of new rental merchandise. There can be no assurance that capital will be available to the Company in the future or, if available, on terms acceptable to it.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

     A substantial portion of the Company's assets consists of intangible assets, including goodwill and covenants not to compete relating to the acquisition of rental-purchase stores. At September 30, 1997, the Company had $43.4 million of goodwill, a substantial portion of the Company's $96.3 million in total assets at such date. For the year ended September 30, 1997, amortization of goodwill amounted to 2.2% of total revenues. The Company expects goodwill on its balance sheet to continue to increase in the future due to additional acquisitions, including the pending Ace Rentals acquisition, if consummated. These additions to goodwill will be amortized against earnings in future periods. In the event of any sale or liquidation of the Company, there can be no assurance that the value of the Company's intangible assets will be realized. If and when factors indicate that these intangible assets should be evaluated for possible impairment, the Company may be required to reduce the carrying value of its intangible assets. Such a reduction could have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company's operations and future success are largely dependent upon its management, and in particular, William E. Morgenstern, the Company's co-founder and President and Chief Executive Officer. The loss of Mr. Morgenstern's services could have a material adverse effect on the Company. The Company maintains no policies of life insurance on Mr. Morgenstern nor on other members of management. See "Management."

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation and By-Laws contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or change in control involving the Company that some or a majority of the shareholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such shareholders receiving a premium over the then market price of the Common Stock. The Company's Articles of Incorporation contain a provision authorizing the issuance of "blank check" preferred stock. The Company's By-Laws contain provisions establishing a classified Board of Directors and advance notice requirements for director nominations and actions to be taken at annual shareholder meetings, provide that only the directors may call special meetings of the shareholders and that the Board, or any class of the Board or any individual director, may only be removed from office for cause by the holders of greater than 50% of the outstanding stock entitled to vote thereon.

EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON MARKET PRICE OF COMMON STOCK

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock (including shares issued upon the exercise of stock options or outstanding warrants or upon conversion of the Debentures), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $42.9 million ($49.6 million if the Underwriters' over-allotment option is exercised in full), based upon an assumed offering price of $18.25 per share (the closing sales price of the Common Stock on the Nasdaq National Market on November 5, 1997), after deducting the underwriting discount and estimated expenses of the Offering payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

     The Company intends to apply such net proceeds to repay all outstanding borrowings under the Company's collateralized revolving credit facility (the "Credit Facility") with a syndicate of banks led by National City Bank of Pennsylvania ("National City Bank"), and the remaining net proceeds to general corporate purposes, including acquisitions (including the Ace Rental acquisition, if consummated). The Company intends to invest such remaining net proceeds in short-term interest-bearing securities pending application of such net proceeds as described above. As of October 31, 1997, borrowings outstanding under the Credit Facility totaled $21.0 million and bore interest at a weighted average interest rate of 8.2%. Borrowings under the Credit Facility mature on expiration of the Credit Facility on November 22, 1999.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "RWAY." The following table sets forth, for the periods indicated, the high and low closing sales price per share of the Common Stock as reported on the Nasdaq National Market.

                      YEAR ENDED SEPTEMBER 30, 1996                   HIGH       LOW
                                                                     ------     ------
          First Quarter...........................................   $10.50     $ 8.38
          Second Quarter..........................................    10.13       7.38
          Third Quarter...........................................    15.50       9.75
          Fourth Quarter..........................................    14.13      11.00

        YEAR ENDED SEPTEMBER 30, 1997
          First Quarter...........................................    12.63       8.25
          Second Quarter..........................................    12.81       8.75
          Third Quarter...........................................    14.75       8.63
          Fourth Quarter..........................................    21.31      12.88

        YEAR ENDING SEPTEMBER 30, 1998
          First Quarter (through November 5, 1997)................    20.88      16.75

     As of November 5, 1997, there were 117 holders of record of the Common
Stock.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends to shareholders. At this time, the Company does not intend to pay any cash dividends. The declaration of any cash or stock dividends will be at the discretion of the Company's Board of Directors, and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Credit Facility prohibits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to reflect (i) the conversion (as of October 8, 1997) of its 10% Convertible Subordinated Notes due 2002 (the "Notes") into 704,225 shares of Common Stock and (ii) the sale of the 2,500,000 shares of Common Stock offered hereby, based upon an assumed offering price per share of $18.25 (the closing sales price of the Common Stock on the Nasdaq National Market on November 5, 1997), and the application of the net proceeds therefrom as described under "Use of Proceeds." The historical data has been abstracted from the Company's financial statements incorporated by reference into this Prospectus and should be read in conjunction with such financial statements and the notes thereto.


                                                                         SEPTEMBER 30, 1997
                                                                  ---------------------------------
                                                                   ACTUAL         AS ADJUSTED(1)(2)
                                                                  ---------       -----------------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
Cash...........................................................    $   599            $  22,725
                                                                   =======             ========
Debt:
  Revolving Credit Facility....................................    $21,022            $      --
  Notes payable................................................        134                  134
  Convertible Subordinated Notes...............................      7,000                   --
  Convertible Subordinated Debentures..........................     20,000               20,000
                                                                   -------             --------
     Total debt................................................     48,156               20,134
                                                                   -------             --------
Shareholders' equity:
  Preferred Stock, without par value; 1,000,000 shares
     authorized; no shares issued and outstanding..............         --                   --
  Common Stock, without par value; 20,000,000 shares
     authorized; 7,059,451 shares issued and outstanding
     (actual); 10,299,863 shares issued and outstanding (as
     adjusted)(1)(3)...........................................     32,760               82,908
  Retained earnings............................................      8,197                8,197
                                                                   -------             --------
     Total shareholders' equity................................     40,957               91,105
                                                                   -------             --------
       Total capitalization....................................    $89,113            $ 111,239
                                                                   =======             ========


---------
(1) Includes 27,250 shares of Common Stock to be issued upon the exercise of outstanding warrants.

(2) If further adjusted to give effect to the consummation of the Ace Rentals acquisition as of September 30, 1997, and assuming a purchase price of $24.5 million, the amount of cash would be reduced to $0 and the amount outstanding on the Revolving Credit Facility would be increased to $1.8 million.


(3) Excludes (i) 186,000 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants, of which warrants covering 105,000 shares have an exercise price of $9.94 per share and warrants covering 81,000 shares have an exercise price of $6.77 per share, (ii) 1,495,886 shares of Common Stock reserved for issuance upon the conversion of the Debentures, which Debentures have a conversion price of $13.37 per share and (iii) 1,264,640 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, which options have exercise prices ranging from $4.67 to $18.13 per share.

        SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA(1)

     The following selected financial information for the five years ended September 30, 1997 was derived from the Company's financial statements for the five years ended September 30, 1997, audited by Coopers & Lybrand L.L.P., independent auditors. The selected financial information is qualified in its entirety by, and should be read in conjunction with, the financial statements of the Company and the notes thereto incorporated in this Prospectus by reference.

                                                                        YEAR ENDED SEPTEMBER 30,
                                                         -------------------------------------------------------
                                                          1993       1994(2)     1995(3)     1996(4)     1997(5)
                                                         -------     -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Revenues:
Rental revenue........................................   $ 7,490     $12,111     $24,080     $43,891     $77,498
Other revenue.........................................       957       1,897       4,114       7,280      10,545
                                                         -------     -------     -------     -------     -------
  Total revenues......................................     8,447      14,008      28,194      51,171      88,043
Costs and operating expenses:
Depreciation and amortization:
  Rental merchandise..................................     2,410       4,073       8,312      13,229      20,314
  Property and equipment..............................       216         331         525         775       1,530
  Amortization of goodwill............................         7         108         334         875       1,926
                                                         -------     -------     -------     -------     -------
    Total depreciation and amortization...............     2,633       4,512       9,171      14,879      23,770
Salaries and wages....................................     2,205       4,024       6,909      13,101      22,810
Advertising...........................................       410         540       1,259       2,123       3,899
Occupancy.............................................       589       1,006       1,888       3,269       5,988
Other operating expenses..............................     1,921       3,256       6,387      11,148      17,790
                                                         -------     -------     -------     -------     -------
    Total costs and operating expenses................     7,758      13,338      25,614      44,520      74,257
    Operating income..................................       689         670       2,580       6,651      13,786
Interest expense......................................      (580)       (542)     (1,162)     (1,493)     (3,130)
Other income (expense)................................        32          89          36          70        (342)
                                                         -------     -------     -------     -------     -------
    Income before income taxes........................       141         217       1,454       5,228      10,314
Income tax expense (benefit)..........................       (32)         --         445       2,381       4,629
                                                         -------     -------     -------     -------     -------
    Income before extraordinary item..................       173         217       1,009       2,847       5,685
Extraordinary item....................................        --          --          --          --        (269)
                                                         -------     -------     -------     -------     -------
    Net income........................................       173         217       1,009       2,847       5,416
Preferred stock (dividend)/gain on redemption.........        --          --         (38)       (129)        280
                                                         -------     -------     -------     -------     -------
    Earnings applicable to common shares..............   $   173     $   217     $   971     $ 2,718     $ 5,696
                                                         ========    ========    ========    ========    ========
Earnings per common share--fully diluted..............   $  0.07     $  0.06     $  0.22     $  0.45     $  0.72
                                                         ========    ========    ========    ========    ========
OPERATING DATA:
Stores open at end of period..........................        19          40          83         108         184
Comparable store revenue growth(6)....................       5.5%       13.0%       15.1%        5.4%        7.6%
BALANCE SHEET DATA:
Rental merchandise, net...............................   $ 2,723     $ 7,068     $12,593     $17,862     $35,132
Goodwill, net.........................................       436       4,336      14,893      21,867      43,447
Total assets..........................................     7,784      15,129      36,155      49,974      96,288
Total debt............................................     3,858       7,255      19,151      12,979      48,156
Total liabilities.....................................     4,840       9,167      22,545      18,134      55,331
Redeemable preferred stock............................        --          --       2,750       1,121          --
Shareholders' equity..................................     2,944       5,962      10,860      30,719      40,957

---------

(1) The comparability of the historical financial information and operating data for the periods presented has been affected by the acquisition of rental-purchase stores during these periods as discussed in the following footnotes.

(2) During the year ended September 30, 1994, the Company acquired 20 rental-purchase stores through its acquisition of D.A.M.S.L. Corp. on May 18, 1994.

(3) During the year ended September 30, 1995, the Company acquired 50 rental purchase stores, 46 of which were acquired through the acquisition of McKenzie Leasing Corporation on July 21, 1995.

(4) During the year ended September 30, 1996, the Company acquired 32 rental-purchase stores in four separate transactions.

(5) During the year ended September 30, 1997, the Company acquired 92 rental-purchase stores, 15 of which were acquired on January 2, 1997 from Bill Coleman TV, Inc. and 70 of which were acquired on February 6, 1997 from Perry Electronics, Inc. d/b/a Rental King.

(6) Comparable store revenue growth for each period presented includes revenues of stores open throughout such period and the immediately preceding period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     As of September 30, 1997, the Company operated 184 rental-purchase stores located in 14 states and the District of Columbia. Primarily through acquisitions, the number of stores operated by the Company has increased from 19 as of September 30, 1993 to 184 as of September 30, 1997. The following table shows the number of stores opened, acquired and/or combined during this five-year period.

                                                                YEAR ENDED SEPTEMBER 30,
                                                        ----------------------------------------
                         STORES                         1993     1994     1995     1996     1997
    -------------------------------------------------   ----     ----     ----     ----     ----
    Open at Beginning of Period......................    17       19       40       83      108
    Opened...........................................     2        3       --       --       --
    Acquired.........................................    --       20       50       32       92
    Closed or Combined...............................    --        2        7        7       16
                                                        ---      ---      ---      ---      ---
    Open at End of Period............................    19       40       83      108      184
                                                        ===      ===      ===      ===      ===

     During the year ended September 30, 1997, the Company entered into several acquisitions in which the Company acquired 92 stores (the "1997 Acquisitions"). On January 2, 1997, the Company acquired 15 stores located in Michigan from Bill Coleman TV, Inc. (the "Coleman Acquisition"). On February 6, 1997, the Company acquired 70 stores located in Colorado, Florida, Indiana, Kentucky, Michigan, West Virginia, and Ohio from Perry Electronics, Inc. d/b/a Rental King (the "Rental King Acquisition"). In July and September 1997, the Company acquired seven rental-purchase stores located in Pennsylvania, Maryland, and Virginia. In connection with the acquisition of stores, the Company implements a strategy to improve the operations of the acquired stores. As part of this strategy, the Company purchases new merchandise, upgrades the appearance of the stores, increases the amount of advertising utilized per store, and implements a training program for the store employees.

     On October 6, 1997, the Company signed a letter of intent to acquire substantially all of the assets of Ace Rentals. Ace Rentals operates 46 stores in South Carolina and four stores in California. The purchase price for the assets is estimated to be approximately $24.5 million.

RESULTS OF OPERATIONS

     As an aid to understanding the Company's operating results, the following table expresses certain items of the Company's statements of income for the years ended September 30, 1995, 1996 and 1997 as a percentage of total revenues.

                                                             YEAR ENDED SEPTEMBER 30,
                                                           -----------------------------
                                                           1995        1996        1997
                                                           -----       -----       -----
        Revenues:
        Rental revenue..................................    85.4%       85.8%       88.0%
        Other revenue...................................    14.6        14.2        12.0
                                                           -----       -----       -----
          Total revenues................................   100.0       100.0       100.0
        Costs and operating expenses:
        Depreciation and amortization:
        Rental merchandise..............................    29.5        25.9        23.1
        Property and equipment..........................     1.9         1.5         1.7
        Amortization of goodwill........................     1.2         1.7         2.2
        Salaries and wages..............................    24.5        25.6        25.9
        Advertising.....................................     4.5         4.1         4.4
        Occupancy.......................................     6.7         6.4         6.8
        Other operating expense.........................    22.6        21.8        20.2
                                                           -----       -----       -----
          Total costs and operating expenses............    90.9        87.0        84.3
                                                           -----       -----       -----
        Operating income................................     9.1        13.0        15.7
        Interest expense................................    (4.1)       (2.9)       (3.6)
        Other income (expenses), net....................     0.2         0.1        (0.4)
                                                           -----       -----       -----
          Income before income taxes....................     5.2        10.2        11.7
        Income tax expenses.............................    (1.6)       (4.6)       (5.3)
                                                           -----       -----       -----
        Income before extraordinary item................     3.6         5.6         6.4
                                                           -----       -----       -----
        Extraordinary Item..............................      --          --        (0.2)
                                                           -----       -----       -----
          Net Income....................................     3.6%        5.6%        6.2%
                                                           =====       =====       =====

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1997 AND 1996

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, total revenues increased to $88.0 million from $51.2 million, or 72.1%. The increase was due to the inclusion of a full year's results for the stores acquired by the Company in fiscal 1996 (the "1996 Acquisitions"), a partial year's operations for the stores acquired in the 1997 Acquisitions, and increased same store revenues. The stores acquired in the Rental King Acquisition accounted for $16.8 million, or 45.5%, of the increase, the stores acquired in the Coleman Acquisition accounted for $6.1 million, or 16.5%, of the increase, the stores acquired in the 1996 Acquisitions accounted for $11.1 million, or 30.1%, of the increase, the Company's same stores accounted for $2.3 million, or 6.2%, of the increase, and other 1997 Acquisitions accounted for $0.6 million, or 1.7%, of the increase.

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, total costs and operating expenses increased to $74.3 million from $44.5 million principally as a result of costs and operating expenses associated with the 1996 Acquisitions, the Coleman Acquisition, and the Rental King Acquisition, but decreased to 84.3% from 87.0% of total revenues. This resulted principally from a decrease in depreciation expense as a percentage of total revenues and other operating expenses as a percentage of total revenues. Depreciation expense related to rental merchandise increased to $20.3 million from $13.2 million, but decreased to 23.1% from 25.9% of total revenues, principally due to increases in weekly rental rates, lower purchase costs of rental merchandise due to increased volume, and improved realization of collectible rent. Amortization of goodwill increased to 2.2% from 1.7% of total revenues principally because of the increase in goodwill related to the Coleman Acquisition and Rental King Acquisition. Salaries and wages increased to $22.8 million from

$13.1 million principally due to the addition of the store personnel associated with the 1996 Acquisitions, the Coleman Acquisition, the Rental King Acquisition, and the addition of several management personnel in the Company's operations, marketing, human resources, accounting, and information systems departments. Salaries and wages were 25.9% and 25.6% of total revenues for the years ended September 30, 1997 and 1996, respectively. Advertising expense increased to $3.9 million from $2.1 million principally due to the addition of stores associated with the Coleman Acquisition and Rental King Acquisition. Advertising expense increased to 4.4% from 4.1% of total revenues. Occupancy expense increased to $6.0 million from $3.3 million principally due to the addition of stores associated with the Coleman Acquisition and Rental King Acquisition, and increased to 6.8% from 6.4% of total revenues. Other operating expenses increased to $17.8 million from $11.1 million principally due to the addition of the stores acquired in the Coleman Acquisition and Rental King Acquisition, but decreased to 20.2% from 21.8% of total revenues.

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, operating income increased to $13.8 million from $6.7 million, or 107.3%, and increased to 15.7% from 13.0% of total revenues. The $7.1 million increase in operating income and the 2.7% increase in operating income as a percentage of total revenues occurred principally because of the successful integration and conversion of the stores acquired in the 1996 Acquisitions, the Coleman Acquisition and the Rental King Acquisition, the increase in same-store revenues, and the other factors discussed above.

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, interest expense increased to $3.1 million from $1.5 million, and increased to 3.6% from 2.9% of total revenues principally due to borrowings drawn on the Credit Facility in connection with the Coleman Acquisition and the issuance of the Debentures in connection with the Rental King Acquisition.

     The Company is recording income tax expense based on an effective tax rate of 44.9%, which is higher than the statutory tax rates, principally due to amortization expense related to goodwill incurred in connection with certain acquisitions that is not deductible for tax purposes.

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, net income increased to $5.4 million from $2.8 million, or 90.2%. The increase, which resulted in net income increasing to 6.2% from 5.6% of total revenues, was due to the factors discussed above.

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1996 AND 1995

     For the year ended September 30, 1996 as compared to the year ended September 30, 1995, total revenues increased to $51.2 million from $28.2 million, or 81.5%. The increase was due to the inclusion of a full year's results for the stores acquired by the Company in connection with its acquisition of McKenzie Leasing Corporation on July 21, 1995 (the "McKenzie Acquisition"), a partial year's operations for the stores acquired in the 1996 Acquisitions and increased same store revenues. The stores acquired in the McKenzie Acquisition accounted for $19.7 million, or 85.6%, of the increase, the stores acquired in the 1996 Acquisitions accounted for $2.5 million, or 10.9%, of the increase, and the Company's same stores accounted for $0.8 million, or 3.5%, of the increase.

     For the year ended September 30, 1996 as compared to the year ended September 30, 1995, total costs and operating expenses increased to $44.5 million from $25.6 million principally as a result of costs and operating expenses associated with the McKenzie Acquisition and the 1996 Acquisitions, but decreased to 87.0% from 90.9% of total revenues. This resulted principally from a decrease in depreciation expense as a percentage of total revenues. Depreciation expenses related to rental merchandise increased to $13.2 million from $8.3 million, but decreased to 25.9% from 29.5% of total revenues principally due to increases in weekly rental rates, lower purchase costs of rental merchandise due to increased volume, and improved realization of collectible rent. Amortization of goodwill increased to 1.7% from 1.2% of total revenues principally because of the increase in goodwill related to the McKenzie Acquisition. Salaries and wages increased to $13.1 million from $6.9 million principally due to the addition of the store personnel associated with the McKenzie Acquisition, the 1996 Acquisitions, and the addition of several management personnel in the operations, legal, human resources, accounting, and information systems departments. Salaries and wages were 25.6% and 24.5% of total revenues for the years ended September 30, 1996 and 1995, respectively. Advertising expense increased to $2.1 million from $1.3 million principally due to the addition of stores associated with the McKenzie Acquisition. Advertising expense decreased to 4.1% from 4.5% of total revenues. Occupancy expense increased to $3.3 million from $1.9 million principally due to the addition of stores associated with the McKenzie Acquisition, but decreased to 6.4% from 6.7% of total revenues. Other operating expenses increased to $11.1 million from $6.4 million principally due to the addition of the stores acquired in the McKenzie Acquisition, but decreased to 21.8% from 22.6% of total revenues.

     For the year ended September 30, 1996 as compared to the year ended September 30, 1995, operating income increased to $6.7 million from $2.6 million, or 157.8%, and increased to 13.0% from 9.1% of total revenues. The $4.1 million increase in operating income and the 3.9% increase in operating income as a percentage of total revenues occurred principally because of the successful integration and conversion of the stores acquired in the McKenzie Acquisition, the increase in same-store revenues, and the factors discussed above.

     For the year ended September 30, 1996 as compared to the year ended September 30, 1995, interest expense increased to $1.5 million from $1.2 million, but decreased to 2.9% from 4.1% of total revenues principally due to the repayment of $13.2 million of outstanding borrowings under the Company's credit agreement in March 1996.

     The Company is recording income tax expense based on an effective tax rate of 45.5%, which is higher than the statutory tax rates, principally due to amortization expense related to goodwill incurred in connection with the acquisitions that is not deductible for tax purposes.

     For the year ended September 30, 1996 as compared to the year ended September 30, 1995, net income increased to $2.8 million from $1.0 million, or 182.3%. The increase, which resulted in net income increasing to 5.6% from 3.6% of total revenues, was due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     On November 22, 1996, the Company entered into the Credit Facility with a syndicate of banks led by National City Bank, which provides for loans or letters of credit of up to $40.0 million, subject to formula-based availability. The syndicate consists of four banks, with National City Bank, LaSalle National Bank, and Harris Trust and Savings Bank each committed for a ratable share of 27.25% of the facility and Heller Financial, Inc. committed for an 18.25% ratable share of the facility. The Credit Facility replaced the Company's $15.0 million collateralized credit agreement with First Source Financial LLP. Of the $40.0 million available under the Credit Facility approximately $7.0 million was used to refinance previously existing senior indebtedness, and $0.8 million was used to redeem the remainder of the Company's outstanding Series A Redeemable Preferred Stock. The Company redeemed the preferred stock at a 25% discount to face value resulting in a gain of $0.3 million. As of September 30, 1997, the Company had approximately $19.0 million unused of which approximately $12.0 million was available under the Credit Facility.

     On February 6, 1997, the Company completed the private placement of $20.0 million aggregate principal amount of the Debentures. The Debentures are due February 1, 2007 and are convertible into shares of Common Stock at a conversion price of $13.37 per share. The Debentures will become subject to redemption at the option of the Company on February 5, 2000 at a price of 103% of par. The redemption price will decrease at a rate of 1% per year, reaching a price of 100% of par in the year 2003 and remaining fixed until the date of maturity. The indebtedness evidenced by the Debentures is subordinated and junior in right of payment to senior indebtedness, including indebtedness under the Credit Facility. The Debentures bear an annual interest rate of 7.0% with semi-annual payments in August and February, beginning August 1, 1997. The Company filed a registration statement to register the Debentures and the shares of Common Stock underlying the Debentures for resale with the Securities and Exchange Commission (the "Commission") on May 9, 1997 and the registration statement became effective on June 19, 1997. The net proceeds raised on issuance of the Debentures were used in payment of the purchase price on the Rental King Acquisition.

     On October 8, 1997, the Company exercised its right to convert mandatorily the Notes. The Notes were convertible by the Company at a conversion price of $9.94 per share upon the Common Stock trading at a price above $16.50 per share for 20 consecutive days during any 30-day period. The Notes converted into 704,225 shares of Common Stock, which have been registered for resale pursuant to a shelf registration statement filed by the Company that became effective in June 1997. See "Principal and Selling Shareholders."

     For the year ended September 30, 1997, the Company's net cash provided by (used in) operating activities was $0.7 million as compared to ($1.2) million for the year ended September 30, 1996. The increase was principally due to a $7.2 million increase in rental merchandise purchases offset by a $2.6 million increase in net income, a $9.1 million increase in non-cash depreciation and amortization, a $1.5 million decrease in other liabilities, a $1.9 million decrease in income taxes payable and a $0.5 million increase in deferred income taxes. The increase in depreciation and amortization and rental merchandise resulted principally from the Coleman Acquisition and Rental King Acquisition, which significantly increased the size of the Company.

     For the year ended September 30, 1997 as compared to the year ended September 30, 1996, the Company's net cash used in investing activities increased from ($10.6) million to ($30.6) million. The increase in net cash used in investing activities was principally due to the 1997 Acquisitions and the remodeling and computer conversion costs incurred in connection with the Coleman Acquisition and Rental King Acquisition.

     For the year ended September 30, 1997, as compared to the year ended September 30, 1996, the Company's net cash provided by financing activities increased to $30.4 million from $11.1 million. The increase in net cash provided by financing activities was principally due to the net proceeds received in connection with the issuance of the Debentures. Historically, the Company's growth has been financed through internally generated working capital, borrowings under its available credit facilities and, in connection with acquisitions, issuance of Common Stock, Preferred Stock and convertible debt. During the year ended September 30, 1997, the Company's acquisitions were financed by a combination of cash generated by the issuance of the Debentures and borrowings under the Credit Facility.

     The Company's primary requirements for capital (other than those related to acquisitions) consist of purchasing additional rental merchandise and replacing rental merchandise that has been sold or is no longer suitable for rent. The Company intends to increase the number of stores it operates principally through acquisitions. Such acquisitions will vary in size and the Company will consider large acquisitions that could be material to the Company. To provide any additional funds necessary for the continued pursuit of its growth strategies, the Company may incur, from time-to-time, additional short and long-term bank or other institutional indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability of such financing to depend upon market and other conditions. There can be no assurance that such financing will be available on terms acceptable to the Company.

INFLATION

     During the year ended September 30, 1997, the cost of rental merchandise, store lease rental expense and salaries and wages have increased modestly. These increases have not had a significant effect on the Company's results of operations because the Company has been able to charge commensurately higher rental for its merchandise. This trend is expected to continue in the foreseeable future.

OTHER MATTERS

     Effective July 1, 1995, the Company changed its depreciation method for rental merchandise from the straight-line method to the units of activity method for new purchases. This change had no significant impact on the Company's financial position or results of operations.

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for the year ended September 30, 1995. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" effective for transactions entered into in fiscal years that begin after December 19, 1995. The Company adopted this standard's disclosure-only provisions in fiscal 1996. The adoption of this standard had no impact on the Company's financial position or results of operations.

     In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share" effective for periods ending after December 15, 1997. The Company has disclosed the estimated impact of SFAS No. 128 on the years ended September 30, 1997, 1996 and 1995.

     In March 1997, the FASB also issued SFAS No. 129, "Disclosure of Information about Capital Structure" effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 129 will have no impact on the Company's financial position and results of operations.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" both effective for fiscal years beginning after December 15, 1997. The Company is currently studying the provisions of these statements and has not adopted such provisions in its financial statements.

                                    BUSINESS
GENERAL

     The Company offers quality, brand name home entertainment equipment, furniture, major appliances and jewelry to customers under full-service rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. The Company has been engaged in the rental-purchase business since 1981 and as of September 30, 1997 operated 184 stores in 14 states and the District of Columbia. Management believes that the Company's rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise.

     The Company opened its first store in 1981 and by 1993, as a result of acquisitions and new store openings, operated 19 stores in three states and had completed its initial public common stock offering. The Company subsequently accelerated its acquisition program and, as of September 30, 1997, operated 184 stores in 14 states and the District of Columbia as follows: Ohio (49), Michigan
(28), Pennsylvania (24), New York (20), Indiana (17), Maryland (11), Illinois
(8), Virginia (8), Florida (7), Delaware (4), Colorado (3), West Virginia (2), Kentucky (1), New Jersey (1) and Washington, D.C. (1). Primarily as a result of its acquisitions and the improved performance of its stores, the Company's total revenues and net income increased from $8.4 million and $0.2 million, respectively, for the year ended September 30, 1993 to $88.0 million and $5.4 million, respectively, for the year ended September 30, 1997. In addition, the Company's operating income as a percentage of total revenues improved from 8.2% for the year ended September 30, 1993 to 15.7% for the year ended September 30, 1997.

     The Company's principal executive offices are located at 3230 West Lake Road, Erie, Pennsylvania 16505, and its telephone number is (814) 836-0618.

THE RENTAL-PURCHASE INDUSTRY

     APRO, the industry's trade association, estimated that at the end of 1996 the U.S. rental-purchase industry comprised approximately 7,500 stores providing
5.8 million products to 2.9 million households. Management believes that its customers generally have annual household incomes ranging from $20,000 to $40,000. APRO estimates that the U.S. rental-purchase industry had gross revenues of $4.1 billion in 1996. The rental-purchase industry is highly fragmented. Based on APRO estimates, the ten largest industry participants account for less than 50% of total industry stores, and the majority of the industry consists of operations with fewer than 20 stores. Management believes that the rental-purchase industry is experiencing increasing consolidation due to, among other factors, the recognition by smaller operators of the increased operating efficiencies and better competitive position achievable through larger organizations, greater availability of capital for larger organizations, and the willingness of an older generation of operators to resolve succession issues through disposition of the business. Management believes that this trend toward consolidation of operations in the industry presents an opportunity for the Company to continue to acquire additional stores on favorable terms. See "--Business Strategy."

BUSINESS STRATEGY

     Management believes that the Company's continued success depends on successful implementation of the following business strategies:

     Acquiring and Opening New Stores. The Company currently intends to expand its operations by acquiring existing stores and opening new stores, both within its present market areas and in geographic regions not currently served by the Company. At present, the majority of that expansion is expected to be accomplished through acquisitions. The Company believes that acquisitions can effectively increase the Company's market share while simultaneously expanding its customer base. In addition, in pursuing its growth strategies, the Company expects to benefit from both enhanced purchasing power and the ability to exploit economies of scale for certain fixed operational expenses.

     The Company continually reviews acquisition opportunities, and management believes that a number of acquisition opportunities currently exist. At present, except for the Ace Rentals acquisition, the Company has no plans, proposals, arrangements or understandings with respect to significant acquisitions. In identifying targets for acquisition, the Company intends to focus on operations that complement the Company's existing markets, while remaining open to the possibility of making acquisitions in other areas. The Company has not established formal criteria for potential acquisitions. Generally, however, the Company seeks to acquire rental-purchase businesses that operate profitably and are located in geographic markets that complement the Company's existing stores. The Company seeks to acquire such businesses at purchase prices that will permit the Company a prompt return on its investment in the form of increased earnings. The Company has no formal policy with respect to acquisitions with related entities. To date, no related-party acquisitions have been considered nor does the Company anticipate considering such acquisitions in the future. Management believes that its senior management has a level of ability and experience that provides the Company with a competitive advantage in the evaluation and consummation of acquisition opportunities.

     Customer-Focused Philosophy. Management believes that through the continued adherence to its
"Welcome, Wanted and Important" business philosophy it will increase its new and repeat customer base, and thus the number of units it has on rent, thereby increasing revenues and net income. The "Welcome, Wanted and Important" philosophy is a method by which the Company seeks to create a store atmosphere conducive to customer loyalty. The Company attempts to create this atmosphere through the effective use of advertising and merchandising strategies, by maintaining the clean and well-stocked appearance of its stores, and by providing a high level of customer service (such as the institution of a 1-800-RENTWAY complaint and comment line). The Company's advertising emphasizes brand name merchandise from leading manufacturers. In addition, merchandise selection within each product category is periodically updated to incorporate the latest offerings from suppliers. Services provided by the Company to the customer include home delivery, installation, ordinary maintenance and repair services and pick-up during the term of the contract at no additional charge. Store managers also work closely with each customer in choosing merchandise, setting delivery dates and arranging a suitable payment schedule. As part of the "Welcome, Wanted and Important" philosophy, store managers are empowered, encouraged and trained to make decisions regarding store operations subject only to certain Company-wide operating guidelines and general policies. All acquired stores are promptly evaluated and, if necessary, remodeled. Personnel of acquired stores are also evaluated for their ability to operate in accordance with the Company's customer-focused philosophy.

     Expanding the Company's Product Lines. One of the Company's principal strategies is to provide the rental-purchase customer with the opportunity to obtain merchandise of higher quality than the merchandise available from its competitors on competitive terms. To this end, the Company attempts to maintain a broad selection of products while emphasizing higher priced merchandise. The Company intends to continue expanding its offerings of higher priced products in all product areas. Management believes that previous offerings of higher priced products have succeeded in both increasing the Company's profitability and attracting new customers to the Company's existing stores. In addition, the Company selectively tests new merchandise. Management believes that opportunities exist to provide additional or non-traditional merchandise to its customers.

     Monitoring Store Performance. Each store is provided with a management information system that allows management to track rental and collection activity on a daily basis. The system generates detailed reports that track inventory movement by piece and by product category and the number and frequency of past due accounts and other collection activity. In addition, physical inventories are regularly conducted at each store to ensure the accuracy of the management information system data. Senior management monitors this information to ensure adherence to established operating guidelines. Management believes the Company's proprietary management information systems enhance its ability to monitor and affect the operating performance of existing stores and to integrate and improve the performance of newly acquired stores.

     Results-Oriented Compensation. Management believes that an important reason for the Company's positive financial performance and growth is the structure of its management compensation system, which provides incentives for both regional and store managers to increase both store revenues and operating profits. A significant portion of the Company's regional and store managers' total compensation is dependent upon store performance. As further incentive, the Company grants its managers stock options in the Company. Management believes that the Company's emphasis on incentive-based compensation is instrumental in the Company's ability to attract, retain and motivate its regional and store managers.

     Manager Training. Management believes that well-trained store managers are important to the Company's efforts to maximize individual store performance. The Company employs one full-time trainer who conducts classroom programs in the areas of sales, store operations and personnel management. These training programs often continue for several months and culminate in an exam. The Company requires its managers to attend, at the Company's expense, leadership and management programs offered by leading management and organization experts.

OPERATIONS

     Company Stores. As of September 30, 1997, the Company operated 184 stores in 14 states and the District of Columbia and, assuming consummation of the Ace Rentals acquisition, will operate 234 stores in 16 states and the District of Columbia as depicted below:


[A PARTIAL MAP OF THE UNITED STATES THAT INDICATES BY NUMBERS SET IN STARS THE STATES IN WHICH THE COMPANY OPERATES STORES AND BY NUMBERS SET IN CIRCLES THE STATES IN WHICH THE COMPANY MAY OPERATE STORES ON CONSUMMATION OF A PENDING ACQUISITION.]


The Company's stores average approximately 3,000 square feet in floor space and are generally located in strip shopping centers in or near low to middle income neighborhoods. The Company's stores are generally consistent in interior appearance and design and display of available merchandise. In selecting store locations, the Company uses a variety of market information sources to locate areas of a town or city that are readily accessible to low and middle income consumers. Generally, the Company refurbishes its stores every two to three years. A Company store normally employs one store manager, one assistant manager, two account managers, one full-time office manager, and one full-time delivery and installation technician.

     Product Selection. The Company offers brand name home entertainment equipment, furniture, major appliances and jewelry. The Company's product line currently includes the Zenith, RCA, Pioneer and JVC brands in home entertainment equipment, the Ashley brand in furniture, and the Kenmore and Crosley brands in major appliances. The Company closely monitors customer rental requests and adjusts its product mix to offer rental merchandise desired by customers. For the year ended September 30, 1997, the contribution to rental revenues of the individual product categories was approximately as follows: home entertainment products--44.1%, furniture--27.4%, appliances--24.5%, jewelry--2.8%, and other items--1.2%. Weekly rentals currently range from $4.99 to $59.99 for home entertainment equipment, from $1.99 to $49.99 for furniture, from $3.99 to $36.99 for major appliances, and from $1.99 to $34.99 for jewelry.

     Rental-Purchase Agreements. Merchandise is provided to customers under standard form rental-purchase agreements that are reviewed by legal counsel and customized to meet the legal requirements of the various states in which they are used. Customers rent merchandise on a week-to-week basis, or to a lesser extent, on a month-to-month basis, with rent payable in advance. The customer may terminate the agreement at any time, in which case the merchandise is returned to the store and is then available for rent to another customer. The Company retains title to the merchandise during the term of the rental-purchase agreement. If a customer rents merchandise for a sufficient period of time, usually 12 to 24 months, ownership is transferred to the customer without further payments being required. Rental payments are typically made in cash or by check or money order. The Company does not extend credit. See "--Government Regulation."

     Product Turnover. Generally, a minimum rental term of between 12 and 24 months is required to obtain ownership of new merchandise. Based upon merchandise returns for the year ended September 30, 1997, the Company believes that the average period of time during which customers rent merchandise is 16 to 17 weeks. However, turnover varies significantly based on the type of merchandise being rented, with certain consumer electronic products, such as camcorders and VCRs, generally being rented for shorter periods, while appliances and furniture are generally rented for longer periods. During the year ended September 30, 1997, the average monthly number of idle rental merchandise items as a percentage of the average monthly total number of rental merchandise items was 27.7% and average monthly dollar value of idle rental merchandise items as a percentage of the average monthly dollar value of total items was 19.8%.

     Customer Service. Through its "Welcome, Wanted and Important" business philosophy, the Company believes it is able to increase its new and repeat customer base. Management believes that a significant percentage of its business is repeat customers. The Company offers same day delivery, installation and pick-up of its merchandise at no additional cost to the customer. The Company also provides any required service or repair without charge, except for damage in excess of normal wear and tear. If the product cannot be repaired at the customer's residence, the Company provides a temporary replacement while the product is being repaired.

     Collections. Management believes that effective collection procedures are important to the Company's success in the rental-purchase business. Senior management, as well as store managers, use the Company's computerized management information system to monitor cash collections on a daily basis. When a customer's payment is late, the Company's policy is to contact the customer promptly to determine the customer's ability to pay. If an item on rent is not returned or payment thereon is not received within 90 days of its due date, the Company's policy is to charge-off the item. Charge-offs due to lost or stolen merchandise were approximately 3.0% and 2.7% of the Company's revenues for the years ended September 30, 1997 and 1996, respectively. The charge-off rate for chains with over 20 stores reporting to APRO in 1996 was 2.9%.

     Purchasing and Distribution. The Company's general product mix is determined by senior management, based on an analysis of customer rental patterns and introduction of new products on a test basis. Individual store managers are responsible for determining the particular product selection for their store from a list of products approved by senior management. All purchase orders are executed through regional managers and the Company's purchasing department to insure that inventory levels and mix throughout the store regions are appropriate. Merchandise is generally shipped by vendors directly to each store, where it is held for rental.

     Marketing. The Company promotes its products and services primarily through direct mail and, in certain markets, through television advertising, and, to a lesser extent, through radio and secondary print media advertising. The Company's print advertisements emphasize product and brand name selection, prompt delivery and repair, and the absence of any downpayment, credit investigation or long-term obligation. The Company has recently begun dedicating an increasing percentage of its marketing dollars to television advertising to build name recognition in markets where it is economically attractive to do so.

     Management. The Company's stores are organized geographically with several levels of management. Each store manager reports to one of 25 regional managers each of whom typically oversees six to eight stores. Regional managers are primarily responsible for monitoring individual store performance and inventory levels within their respective regions. The Company's regional managers report to four directors of operations, located at the Company's headquarters, who monitor the operations of their respective regions and, through the regional managers, individual store performance. The directors of operations report to the Chief Operating Officer who is responsible for Company-wide store operations.

MANAGEMENT INFORMATION SYSTEM

     The Company believes that its proprietary management information system provides it with a competitive advantage over many small rental-purchase operations. The Company uses an integrated computerized management information and control system to track each unit of merchandise and each rental-purchase agreement. The Company's system also includes extensive management software and report generating capabilities. Each store is equipped with a computer system that tracks individual components of revenue, idle items, items on rent, delinquent accounts and other account information. Management electronically gathers each day's activity report through the computer located at the headquarters office. Utilizing the management information system, senior management, regional managers and store managers can closely monitor the productivity of stores under their supervision compared to Company-prescribed guidelines. Reports for all stores are reviewed daily by senior management and any irregularities are addressed the following business day. The Company believes its management information system is adequate to meet its needs for the foreseeable future.

GOVERNMENT REGULATION

     Forty-five states have enacted laws specifically regulating the rental-purchase transaction, including all the states in which the Company's stores are located except New Jersey, where the Company operates only one store (which the Company intends to close or relocate out of state by the end of the year.) These laws generally require certain contractual and advertising disclosures concerning the nature of the transaction and also provide varying levels of substantive consumer protection, such as requiring a grace period for late payments and contract reinstatement rights in the event the agreement is terminated for non-payment. The rental-purchase laws of some states, including Michigan, New York, Ohio, Pennsylvania and West Virginia limit the total dollar amount of rentals that may be charged over the life of the rental-purchase agreement. The District of Columbia, where the Company operates one store, currently has no laws specifically regulating a rental-purchase transaction. The District of Columbia is subject to federal consumer credit laws of general application that the Federal Reserve Board of Governors and the federal courts have interpreted as not to apply to a rental-purchase transaction as offered by the Company. If the Company acquires or opens new stores in states in which it does not currently operate, the Company will become subject to the rental-purchase laws of such states, if any. The Company prefers to operate its stores in those states that have enacted laws specifically regulating the rental-purchase transaction as such laws provide the Company with a measure of certainty regarding its legal obligations to its customers, unlike states in which no such laws have been enacted. There can be no assurance against the enactment of new or revised rental-purchase laws that would have a material adverse effect on the Company.

     No federal legislation has been enacted regulating or otherwise impacting the rental-purchase transaction. From time to time legislation has been introduced in Congress that would regulate the rental-purchase transaction, including legislation that would subject the rental-purchase transaction to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. As the rental-purchase transaction is not currently subject to any such limitations, any such federal legislation, if enacted, could have a material adverse effect on the Company. See "Risk Factors--Risks Associated with Significant Government Regulation of the Rental-Purchase Industry."

     The Company instructs its managers in the procedures required pursuant to applicable law through training seminars and policy manuals and believes that it has operated in compliance with the requirements of applicable law in all material respects. In addition, the Company provides its customers with a toll-free number, 1-800-RENTWAY, to telephone corporate headquarters to report any irregularities in service or misconduct by its employees. Any such calls are reviewed daily and are the subject of immediate follow-up investigation by senior management.

RELATED PARTY TRANSACTIONS

     Although the Company has in the past and may in the future enter into transactions with related parties, the Company has adopted no formal policies, procedures or controls with respect to such transactions. Generally, however, the Company requires that any transactions with related entities be on terms no less favorable to the Company than would be available from an unrelated third party.

RECENT DEVELOPMENTS

     Pending Acquisition of Ace Rentals. On October 6, 1997, the Company signed a letter of intent to acquire substantially all of the assets of Ace Rentals. Ace Rentals' business is operated through three affiliated corporations and consists of 46 stores in South Carolina and four stores in California. The purchase price for the Ace Rentals assets is estimated to be approximately $24.5 million. The Company expects to consummate the Ace Rentals acquisition in early January 1998. If consummated, the Ace Rentals acquisition will give the Company an expanded presence in the southeast United States, which management believes is a growing market for the rental-purchase business.

     Consummation of the Ace Rentals acquisition is subject to certain significant conditions, including (i) negotiating a definitive purchase agreement, (ii) the Company completing an acceptable due diligence review; (iii) the acquired business meeting certain financial tests as of closing; (iv) the Company obtaining necessary consents to the assignment of the rental-purchase store leases; (v) the Company obtaining the consent of the lenders under the Credit Facility; and (vi) other customary closing conditions. There can be no assurance that the Ace Rentals acquisition will be consummated, or if consummated, that its operations will be successfully integrated into the Company. See "Risk Factors--Risks Associated with Pending Ace Rentals Transaction."

     Mandatory Conversion of the Company's $7.0 million 10% Convertible Subordinated Notes due 2002. On October 8, 1997, the Company exercised its right to convert mandatorily the Notes into an aggregate of 704,225 shares of Common Stock. The Notes were mandatorily convertible by the Company at a conversion price of $9.94 per share upon the Common Stock trading at a price above $16.50 per share for 20 consecutive days during any 30-day period. As of September 18, 1997, the Common Stock had traded at a price sufficient to meet the requirements for mandatory conversion and the Company promptly gave notice to the holders of the Notes of the exercise of its mandatory conversion right. The shares of Common Stock received by the holders on conversion of the Notes have been registered for resale pursuant to a shelf registration statement filed by the Company that became effective in June 1997.

                                   MANAGEMENT

     Certain information regarding the directors and executive officers of the Company is set forth below.

                NAME                     AGE                       POSITION
-------------------------------------    ---     ---------------------------------------------
Gerald A. Ryan(1)....................    62      Chairman of the Board and Director
William E. Morgenstern(1)............    39      President, Chief Executive Officer and
                                                 Director
William Lerner(2)....................    61      Director and Secretary
Vincent A. Carrino...................    38      Director
Robert B. Fagenson(2)................    47      Director
Marc W. Joseffer.....................    49      Director
Jeffrey A. Conway....................    40      Vice President and Chief Financial Officer
Ronald D. DeMoss.....................    46      Vice President and General Counsel
Kirk R. Smithee......................    34      Chief Operating Officer

---------

(1) Member of Executive Committee of Board of Directors.

(2) Member of Audit and Compensation Committees of Board of Directors.

     Gerald A. Ryan, a founder of the Company, has served as Chairman of the Board of the Company since its formation in 1981. Mr. Ryan has also been instrumental in the formation of several other companies, including Spectrum Control, Inc., a company listed on the Nasdaq National Market, which produces electronic components. He presently serves as Chairman of the Board of Spectrum Control, Inc. In 1986, Mr. Ryan acquired Skinner Engine Company, a privately-held company, which manufactures and rebuilds mixers for use in the rubber industry, and serves as Chairman of the Board of that company.

     William E. Morgenstern, a founder of the Company, has served as its President and Chief Executive Officer since its formation in 1981. Mr. Morgenstern began his rental-purchase industry career with Rent-A-Center in 1979 in Ft. Worth, Texas. While employed by Rent-A-Center, he held the positions of store manager and district manager for Pennsylvania and New York. Mr. Morgenstern is former President of the Pennsylvania Association of Rental Dealers ("PARD"), a trade association that monitors activities in the state legislature that affect the rental-purchase industry. From 1986 to 1988, he served on the Board of Directors of APRO, the rental-purchase industry's national trade association.

     William Lerner has been a director of the Company since November 1992 and its Secretary since January 1993. Mr. Lerner, a practicing attorney in New York since 1961 and in Pennsylvania since 1990, is of counsel to Snow Becker Krauss P.C., New York, New York. Mr. Lerner is also a director of Seitel, Inc., a company listed on the New York Stock Exchange ("NYSE") that develops and maintains a seismic data bank for the oil and gas industry, Helm Resources, Inc., a company listed on the American Stock Exchange with interests in the packaging and distribution of plastic resins, the distribution of films to cable television companies and asset based lending activities and Micros-to-Mainframes, Inc., a company listed on the Nasdaq National Market that is a provider and systems integrator of advanced technology communications products and Internet services. From 1986 to 1989, Mr. Lerner was General Counsel to The Geneva Companies, which provides merger and acquisition services to privately-owned middle market companies, and from 1989 to 1990 was General Counsel to Hon Development Company, a southern California real estate development company.

     Vincent A. Carrino has been director since January 1995 when he was elected by the Board for a one-year term expiring in 1996. At the 1996 Annual Meeting of Shareholders, Mr. Carrino was elected as a Class III director of the Company whose term expires in 1998. Mr. Carrino founded Brookhaven Capital Management, Inc., an investment management company headquartered in Menlo Park, California, in 1986 and has been its President since that date.

     Robert B. Fagenson has been a director since August 1993. He has, for more than the past five years, been President and a director of Fagenson & Co., Inc., a NYSE specialist firm, and a Vice President and director of Starr Securities, Inc., a registered broker-dealer and member of the NYSE. Mr. Fagenson is also a director of the NYSE, of Healthy Planet Products, Inc., a company listed on the American Stock Exchange that designs, publishes and markets greeting cards, Hudson Hotel Corporation (formerly Microtel Franchise and Development Corporation), a company listed on the Nasdaq National Market and a developer of economy lodging facilities and owner and operator of hotel, motel and resort properties, AutoInfo, Inc., a company listed on the Nasdaq National Market and a dealer in computerized products and services for after-market motor vehicle parts, and Nu-Tech Biomedical, Inc., a company listed on the Nasdaq Small-Cap Market that researches medicines for the treatment of cancer.

     Marc W. Joseffer has been a director of the Company since May 1994 and was employed by the Company in various management positions from May 1994 through October 1996. For more than five years prior thereto, he was Vice President and a principal shareholder of D.A.M.S.L. Corp., a privately-owned company engaged in the rental-purchase industry. D.A.M.S.L. Corp. was acquired by the Company in May 1994, at which time Mr. Joseffer was elected a director of the Company by the Board.

     Jeffrey A. Conway was employed by the Company as a financial advisor from February 1992 through September 1992 and in October 1992 was appointed Vice President and Chief Financial Officer. He served as Chief Financial Officer of Rentclub, Inc., a 17 store rental-purchase chain, from June 1990 through November 1991. From May 1979 through June 1987 and from July 1987 to October 1989, Mr. Conway was employed by the independent accounting firms of Coopers & Lybrand and Ernst & Young, respectively, as an Audit Manager. Mr. Conway is a certified public accountant.

     Ronald D. DeMoss was elected Vice President and General Counsel of the Company in February 1996. From June 1990 through November 1995, Mr. DeMoss was employed as a corporate counsel for Rent-A-Center and, in such capacity, was involved in the enactment of rental-purchase legislation in 11 states. During 1995, Mr. DeMoss also served as Rent-A-Center's Director of Government Relations. In August 1996, Mr. DeMoss was elected to APRO's Board of Directors for a two-year term. Mr. DeMoss also serves on APRO's Government Relations Committee. From 1981 through 1990, Mr. DeMoss was a practicing attorney in Wichita, Kansas.

     Kirk R. Smithee was hired by the Company in September 1995 as a regional manager, in July 1996 was named a director of operations and in October 1997 was promoted to Chief Operating Officer. From September 1987 through September 1995, Mr. Smithee served in various management positions with Rent-A-Center, including field training manager, district manager and regional manager.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of November 5, 1997 certain information regarding beneficial ownership of the Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, (iii) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, and
(iv) each Selling Shareholder.

                                         BENEFICIAL OWNERSHIP
                                             PRIOR TO THE                           BENEFICIAL OWNERSHIP
                                              OFFERING(2)           NUMBER OF       AFTER THE OFFERING(2)
                                         ---------------------     SHARES BEING     ---------------------
     NAME OF BENEFICIAL OWNER(1)          NUMBER       PERCENT       OFFERED         NUMBER       PERCENT
--------------------------------------   ---------     -------     ------------     ---------     -------
Gerald A. Ryan(3).....................     680,576        8.6%            --          680,576       6.5%
William E. Morgenstern................     510,525        6.5         40,000          470,525       4.5
Marc W. Joseffer......................     121,442        1.6             --          121,442       1.2
William Lerner........................      48,000          *             --           48,000         *
Vincent A. Carrino....................      50,000          *             --           50,000         *
Robert B. Fagenson(4).................     214,000        2.7             --          214,000       2.1
Jeffrey A. Conway.....................     133,500        1.7         20,000          113,500       1.1
Ronald D. DeMoss......................      13,250          *             --           13,250         *
Kirk R. Smithee.......................       7,375          *             --            7,375         *
Directors/Executive Officers as a
  group (9 persons)...................   1,778,668       21.7         60,000        1,718,668      16.0
Massachusetts Mutual Life Insurance
  Company and affiliates(5)...........     809,225       10.3             --          809,225       7.8
  1295 State Street
  Springfield, Massachusetts 01111
Starr Securities, Inc.(6)(7)..........       7,000          *          7,000               --        --
Michael A. Bauer(6)(7)................       6,000          *          6,000               --        --
Michael Bowe(6)(7)....................      10,250          *         10,250               --        --
Robert Postma(6)(7)...................       4,000          *          4,000               --        --
                                                                      ------
                                                                      87,250
                                                                      ======

---------
*Less than 1%

(1) Unless otherwise indicated, the address for all persons listed above is c/o Rent-Way, Inc., 3230 West Lake Road, Erie, Pennsylvania 16505.

(2) Includes shares issuable upon exercise of stock options and warrants which are currently exercisable or which will become exercisable within 60 days.

(3) Includes 112,500 shares owned by the Ryan Children's Trust of 1993, of which Mr. Ryan is sole trustee.

(4) Includes 6,000 shares owned by the Fagenson & Co., Inc. Employee Pension Plan and Trust, of which Mr. Fagenson is a co-trustee.

(5) Includes 105,000 shares of Common Stock issuable on the exercise of certain warrants.

(6) The address for such owner is 19 Rector Street, New York, New York 10006.

(7) Represents shares of Common Stock underlying warrants that are currently exercisable, which shares will be offered in the Offering.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the Offering, the Company will have 10,299,863 shares of Common Stock outstanding and will have reserved for issuance (i) 186,000 shares of Common Stock issuable upon the exercise of outstanding warrants (of which warrants covering 105,000 shares have an exercise price of $9.94 per share and warrants covering 81,000 shares have an exercise price of $6.77 per share),
(ii) 1,495,886 shares of Common Stock issuable upon conversion of the Debentures (at a conversion price of $13.37 per share) and (iii) 1,264,640 shares of Common Stock issuable upon exercise of outstanding stock options (at exercise prices ranging from $4.67 to $18.13 per share). Of the 10,299,863 shares outstanding, 6,516,647 shares are currently traded or available for sale in the open market, and all of the 2,587,250 shares sold in the Offering (2,975,338 shares if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company as that term is defined in Rule 144 described below. All of the shares of Common Stock issuable upon exercise of the warrants, all of the shares of Common Stock issuable on conversion of the Debentures and 639,736 of the shares of Common Stock issuable on exercise of the stock options described above will similarly be freely tradeable upon issuance as such shares are registered for resale by the holders thereof under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 1,255,966 shares outstanding, which are held by directors and executive officers of the Company, are subject to the restrictions of Rule 144. The Company's directors and executive officers and Massachusetts Mutual Life Insurance Company and certain of its affiliates ("MassMutual") have agreed pursuant to certain lock-up agreements entered into in connection with the Offering not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 90 days following the date of this Prospectus without the consent of NationsBanc Montgomery Securities, Inc. All of such shares will become eligible for sale in the public market after expiration of these lockup agreements, subject to the provisions of Rule 144.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year or an affiliate of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of the Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, provided certain manner and notice of sale requirements and requirements as to the availability of current public information about the Company are satisfied. A person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale of restricted shares by such person, and who has beneficially owned such shares for two years would be entitled to sell such shares without regard to the availability of current public information and the volume limitations described above. The Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

     The Company also has agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 90 days following the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc., except that the Company, without such consent, may grant stock options and issue Common Stock upon exercise of the warrants or the stock options or the conversion of the Debentures described above.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement among the Company, the Selling Shareholders and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                                    NUMBER OF
NAME OF UNDERWRITERS                                                                 SHARES
---------------------------------------------------------------------------------   ---------
NationsBanc Montgomery Securities, Inc. .........................................
Rauscher Pierce Refsnes, Inc. ...................................................
The Robinson-Humphrey Company, LLC...............................................
                                                                                    ---------
     Total.......................................................................   2,587,250
                                                                                    =========

     The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The
Underwriters may allow selected dealers a concession of not more than $     per
share, and the Underwriters may allow, and such dealers may reallow, a
concession of not more than $     per share to certain other dealers. After the
Offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 388,088 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,587,250 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Each director and executive officer of the Company and MassMutual have agreed that for a period of 90 days following the date of this Prospectus, that they will not, directly or indirectly, offer to sell, sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the consent of NationsBanc Montgomery Securities, Inc. The Company has agreed not to offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc. except that the Company may, without such consent, grant stock options and issue shares of Common Stock upon exercise of outstanding stock options and warrants and conversion of the Debentures.

     Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

     In connection with the Offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Hodgson, Russ, Andrews, Woods & Goodyear LLP, Buffalo, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of Hodgson, Russ, Andrews, Woods & Goodyear LLP with respect to matters of Pennsylvania law.

                                    EXPERTS


     The balance sheets as of September 30, 1997 and 1996 and the related statements of income, shareholders' equity and cash flows for the years ended September 30, 1997, 1996 and 1995 of Rent-Way, Inc. and the balance sheets as of December 31, 1996 and 1995 and the related statements of operations, shareholders' equity and cash flows for the years then ended of Perry Electronics, Inc. (d/b/a Rental King) have been incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part from the Company's Annual Report on Form 10-K for the year ended September 30, 1997 and Current Report on Form 8-K/A dated April 21, 1997, respectively, in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the registration of the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Common Stock is traded on the Nasdaq National Market and the Company's reports, proxy statements and information statements and other information filed with the Nasdaq National Market can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated by reference into this Prospectus:


          (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;



          (ii) the Company's Current Report on Form 8-K/A, dated April 21, 1997; and



          (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated August 19, 1993, including any amendment or report filed for the purpose of updating such description.


     In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed with the Commission.

     Any statement contained herein, or any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement or this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits thereto, unless such exhibits are specifically incorporated by reference therein) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from Jeffrey A. Conway, Chief Financial Officer, Rent-Way, Inc., 3230 West Lake Road, Erie, Pennsylvania 16505, telephone number (814) 836-0618.

                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this Prospectus, and in documents incorporated by reference herein, are forward-looking statements within the meaning of Section 27A(i) of the Securities Act and Section 21E(i) of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by any such forward-looking statements. Such factors include, among other things, the ability of the Company to acquire additional rental-purchase stores on favorable terms, the ability of the Company to improve the performance of such acquired stores and to integrate such stores profitably into the Company's existing operations, and the impact of state and federal laws, including new legislation, regulating or otherwise affecting the rental-purchase transaction, as well as other factors set forth in this Prospectus.

[AT THE TOP OF THIS PAGE IS A PICTURE OF THE OUTSIDE OF A COMPANY STORE WITH A COMPANY TRUCK PARKED IN FRONT OF SUCH STORE. THE COMPANY'S LOGO IS PROMINENTLY DISPLAYED ON THE SIDE OF THE TRUCK. AT THE BOTTOM OF THIS PAGE IS A PICTURE OF THE INSIDE OF A COMPANY STORE DISPLAYING A SELECTION OF FURNITURE.]

======================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................     9
Price Range of Common Stock...........     9
Dividend Policy.......................     9
Capitalization........................    10
Selected Historical Financial
  Information and Operating Data......    11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    12
Business..............................    18
Management............................    24
Principal and Selling Shareholders....    26
Shares Eligible for Future Sale.......    27
Underwriting..........................    28
Legal Matters.........................    29
Experts...............................    29
Available Information.................    29
Incorporation of Certain Documents by
  Reference...........................    30
Forward-Looking Statements............    30

======================================================

======================================================

                                2,587,250 SHARES

                                  RENTWAY LOGO

                                  COMMON STOCK
                          ----------------------------

                                   PROSPECTUS

                          ----------------------------
                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                         RAUSCHER PIERCE REFSNES, INC.

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                                           , 1997

======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be incurred in connection with the Offering are set forth below (other than underwriting commissions and discounts). The Selling Shareholders will not pay any expenses of the Offering.


SEC registration fee..............................................................   $ 15,328
NASD filing fee...................................................................      5,559
Accounting fees and expenses......................................................     25,000*
Printing and mailing..............................................................     75,000*
Legal fees and expenses...........................................................     75,000*
Blue sky fees and expenses........................................................     15,000
Nasdaq National Market listing fee................................................     17,500
Miscellaneous.....................................................................     21,613*
                                                                                     --------
  Total...........................................................................   $250,000
                                                                                     ========


---------

*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The provisions of Sections 1741 through 1750 of the Pennsylvania Business Corporation Law provide that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a representative of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. To the extent that a representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding or in defense of any claim, issue or matter therein, the corporation is required by the Pennsylvania Business Corporation Law to indemnify them against expenses actually and reasonably incurred by them in connection with such defense.

     The Company's By-Laws provide that it shall indemnify its officers and directors against claims arising from actions taken in their official capacity except where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness or to have involved the receipt from the Company of a personal benefit to which the officer or director was not entitled, or where such indemnification has been determined in a final adjudication to be unlawful. The Company may create a fund, trust or other arrangement to secure the indemnification. In addition, the Company is required to pay the expenses of defending the claim in advance of final adjudication upon the receipt of an undertaking by the officer or director to repay such advanced amounts if it is ultimately determined that the officer or director is not entitled to be indemnified. These provisions of the By-Laws are expressly permitted pursuant to the Pennsylvania Business Corporation Law.

ITEM 16. EXHIBITS


EXHIBIT NO.                                       DESCRIPTION
-----------     --------------------------------------------------------------------------------
     1.1(4)     Form of Underwriting Agreement
     4.1(1)     Articles of Incorporation of the Company, as amended
     4.2(2)     By-Laws of the Company, as amended
     4.3(1)*    Credit Agreement dated November 22, 1996 by and among the Company, the banks parties thereto and National City Bank of Pennsylvania, as agent, as amended
     4.4(3)*    Form of the Company's 7% Convertible Subordinated Debentures due 2007 (the
                "Debentures")
     4.5(3)*    Indenture, dated as of February 4, 1997, between the Company and Manufacturers and Traders Trust Company, as trustee, in respect of the Debentures
     5.1(4)     Opinion of Hodgson, Russ, Andrews, Woods & Goodyear, LLP
    23.1(4)     Consent of Hodgson, Russ, Andrews, Woods & Goodyear, LLP (included in Exhibit
                5.1)
    23.2(5)     Consent of Coopers & Lybrand L.L.P.
    24.1(4)     Power of Attorney


---------

* None of the other indebtedness of the Company exceeds 10% of its total consolidated assets. The Company will furnish copies of the agreements relating to such other indebtedness to the Securities and Exchange Commission upon request.

(1) Previously filed, on November 6, 1997, as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1997.

(2) Previously filed, on December 8, 1992, as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1992.

(3) Previously filed, on May 9, 1997, as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-26835).


(4) Previously filed, on November 6, 1997, as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-39709).



(5) Filed herewith.


ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Company also hereby undertakes that:

          (1) For purposes of determining any liability, under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Erie, Commonwealth of Pennsylvania, on November 13, 1997.


                                          RENT-WAY, INC.

                                          By: /s/ WILLIAM E. MORGENSTERN
                                            ------------------------------------
                                            William E. Morgenstern, President


     In accordance with the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date stated.


               SIGNATURE                                  TITLE                          DATE
---------------------------------------    -----------------------------------    ------------------

*                                          Chairman of the Board                  November 13, 1997
---------------------------------------    and Director
Gerald A. Ryan

/s/ WILLIAM E. MORGENSTERN                 President, Chief Executive             November 13, 1997
---------------------------------------    Officer and Director
William E. Morgenstern                     (Principal Executive Officer)

/s/ JEFFREY A. CONWAY                      Vice President and Chief Financial     November 13, 1997
---------------------------------------    Officer (Principal Financial and
Jeffrey A. Conway                          Accounting Officer)

*                                          Director                               November 13, 1997
---------------------------------------
Marc W. Joseffer

*                                          Director                               November 13, 1997
---------------------------------------
William Lerner

*                                          Director                               November 13, 1997
---------------------------------------
Vincent A. Carrino

*                                          Director                               November 13, 1997
---------------------------------------
Robert B. Fagenson

* By: /s/ WILLIAM E. MORGENSTERN
     ------------------------------------------------
     William E. Morgenstern,
     Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------     ------------------------------------------------------------------------------
     1.1(4)     Form of Underwriting Agreement
     4.1(1)     Articles of Incorporation of the Company, as amended
     4.2(2)     By-Laws of the Company, as amended
     4.3(1)*    Credit Agreement dated November 22, 1996 by and among the Company, the banks parties thereto and National City Bank of Pennsylvania, as agent, as amended
     4.4(3)*    Form of the Company's 7% Convertible Subordinated Debentures due 2007
                (the "Debentures")
     4.5(3)*    Indenture, dated as of February 4, 1997, between the Company and Manufacturers and Traders Trust Company, as trustee, in respect of the Debentures
     5.1(4)     Opinion of Hodgson, Russ, Andrews, Woods & Goodyear, LLP
    23.1(4)     Consent of Hodgson, Russ, Andrews, Woods & Goodyear, LLP (included in Exhibit
                5.1)
    23.2(5)     Consent of Coopers & Lybrand L.L.P.
    24.1(4)     Power of Attorney


---------

* None of the other indebtedness of the Company exceeds 10% of its total consolidated assets. The Company will furnish copies of the agreements relating to such other indebtedness to the Securities and Exchange Commission upon request.

(1) Previously filed, on November 6, 1997, as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1997.

(2) Previously filed, as of December 8, 1992, as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1992.

(3) Previously filed, on May 9, 1997, as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-26835).


(4) Previously filed, on November 6, 1997, as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-39709).



(5) Filed herewith.